UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

WisdomTree Investments, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

97717P104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS RRE Ventures III-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 17,894,007
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 17,894,007
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,894,007
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.3%[1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 116,703,278 shares of common stock issued and outstanding as of December 31, 2011, as disclosed in WisdomTree Investment, Inc.’s Prospectus filed with the Securities and Exchange Commission on February 3, 2012.

Item 1.		Issuer

	(a)	Name of Issuer:

WisdomTree Investments, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

380 Madison Avenue, 21st Floor New York, New York 10017

Item 2.		Filing Person

	(a)	Name of Persons Filing:

RRE Ventures III-A, L.P.

	(b)	Address of Principal Business Office or, if None, Residence:

130 East 59th Street, 17th Floor New York, New York 10022

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common stock, $0.01 par value per share

	(e)	CUSIP Number:

97717P104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount beneficially owned:

17,894,007 shares of common stock *

(b) Percent of class:

15.3%[1]

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

17,894,007 *

(iii) Sole power to dispose or to direct the disposition:

0

(iv) Shared power to dispose or to direct the disposition of:

17,894,007 *

*       The general partner of RRE Ventures III-A, L.P. is RRE Ventures GP III, LLC. On February 8, 2012, in connection with the Issuer’s public offering, RRE Ventures III-A, L.P. sold 1,770,560 shares as a selling stockholder. As of February 8, 2012, after giving effect to the public offering, RRE Ventures III-A, L.P. beneficially owned 16,123,447 shares of the Issuer’s common stock.

[1]         The percent of class was calculated based on 116,703,278 shares of common stock issued and outstanding as of December 31, 2011, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on February 3, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

RRE VENTURES III-A, L.P.

By:	RRE VENTURES GP III, LLC,
General Partner

By:	/s/ Andrew Zalasin
Name: Andrew Zalasin
Title: General Partner